17009272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2017

SEC FILE NUMBER
8- 48809

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Tidal Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5501 Mid Cities Parkway, Suite 100
(No. and Street)

Schertz (City) Texas (State) 78154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lee Novikoff 210-659-1446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

100 N.E. Loop 410, Suite 1100 (Address) San Antonio (City) Texas (State) 78216 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tidal Group, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

KIM L. QUIRIE
NOTARY PUBLIC
COMMISSION EXPIRES:
08-01-2018

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Lee Novikoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tidal Group, Inc., as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

KIM L. QUIRIE
NOTARY PUBLIC
COMMISSION EXPIRES:
08-01-2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Tidal Group, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statements and Supplemental Information
December 31, 2016
Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

The Tidal Group, Inc.
December 31, 2016

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

The Board of Director
The Tidal Group, Inc.
Schertz, Texas

We have audited the accompanying statement of financial condition of The Tidal Group, Inc. (the Company) as of December 31, 2016, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended; and the related notes to the financial statements (collectively, the financial statements). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Tidal Group, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of The Tidal Group, Inc.'s financial statements. The Supplemental Information is the responsibility of The Tidal Group, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

Austin, Texas
February 27, 2017

The Tidal Group, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 313,262
Prepaid expenses	57,508
Federal income tax receivable	694
Deferred tax asset	622
Property and Equipment, at Cost, Less Accumulated Depreciation of $60,482	-
Other	150
Total assets	$ 372,236

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 4,307
Total liabilities	4,307

Commitments and Contingencies

Stockholder's Equity	
Common stock, no par value; 1,000,000 shares authorized, 156,000 shares issued and outstanding	31,200
Retained earnings	336,729
Total stockholder's equity	367,929
	$ 372,236

The Tidal Group, Inc.
Statement of Income
Year Ended December 31, 2016

	2016
Revenues	
Fee income	$ 4,128,148
Expenses	
Salaries, commissions and benefits	3,964,381
Licenses and fees	53,563
Sales meetings	30,409
Professional fees	24,551
Insurance	1,260
Miscellaneous	5,617
	4,079,781
Net Income Before Income Tax	48,367
Income Tax Provision	
Current - federal	6,806
State	3,432
Deferred - federal	37
	10,275
Net Income	$ 38,092

The Tidal Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Retained Earnings	Total
Balance at December 31, 2015	$ 31,200	$ 298,637	$ 329,837
Net Income	-	38,092	38,092
Balance at December 31, 2016	$ 31,200	$ 336,729	$ 367,929

The Tidal Group, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2016

	Total
Change in Subordinated Liabilities	$ -
Subordinated Liabilities at December 31, 2015	-
Subordinated Liabilities at December 31, 2016	$ -

There are no liabilities subordinated to claims of general creditors.

The Tidal Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Operating Activities		
Net income	$	38,092
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax expense		37
Changes in		
Prepaid expenses		366
Employee advances		3,000
Federal income tax		2,574
Accounts payable and accrued expenses		(10,139)
Net cash provided by operating activities		33,930
Increase in Cash and Cash Equivalents		33,930
Cash and Cash Equivalents, Beginning of Year		279,332
Cash and Cash Equivalents, End of Year	$	313,262
Cash Paid for Federal Income Taxes	$	4,232
Cash Paid for State Income Taxes	$	3,677

See Notes to Financial Statements

The Tidal Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

Note 1: Significant Accounting Policies

General

The Tidal Group, Inc. (Company), was formed for the purpose of selling direct participation oil and gas programs for drilling companies in Texas. During 2016, the Company only sold programs for Tidal Petroleum, Inc., a company owned in part by the 100 percent stockholder of the Company.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

The Company recognizes its share of the proceeds from the participation program units sold at the time that sufficient units have been sold to allow the escrow agent to release the funds held in escrow. The contingency needed to release escrow funds is defined in the offering memorandum for each program. Subsequent sales are recognized when an investor is accepted into the program and the funds are available. Additional cash calls for completion and other costs are recognized when the funds are received by the sponsor, Tidal Petroleum, Inc. (Tidal).

Commission Expense

Commissions due the individual brokers under their agreements are recorded when an investor is accepted into the program and the investor funds have cleared the bank.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, demand deposits and certificates of deposit or other highly liquid investments with original maturities of three months or less.

Prepaid Expenses

Prepaid Expenses consist of 2017 FINRA membership fees paid of $36,872 and other 2017 administrative expenses paid of $20,636 at December 31, 2016.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined on the straight-line method over three to five years.

Income Tax

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

The guidance on uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2016.

The Company is no longer subject to income tax examinations by tax authorities for years before 2013 for U.S. Federal income taxes and 2012 for State income taxes.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in generally accepted accounting principles when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. Additional guidance and clarification has been provided through the issuance of ASU 2016-12, ASU 2016-10, and ASU 2016-08. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required

to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. Because our facilities are provided through an Expense Sharing Agreement with Tidal, this will have no impact on our financial statements.

Note 2: Federal Income Tax

A reconciliation of the 2016 income tax expense to the amount computed by applying the statutory federal income tax rate of 34 percent is summarized below:

Computed at the statutory rate (34%)	$ 16,445
Increase (decrease) resulting from	
Surtax exemption	(9,190)
Nondeductible expenses	233
State income taxes	2,265
Other	522
Actual tax expense	$ 10,275

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. The company recognized no amounts of interest and paid no penalties for the year ended December 31, 2016.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method, permitted by paragraph 15c3-1(a)(2) of the rule, which requires that the Company maintain minimum net capital, as defined, of not less than $5,000. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than $5,000. At December 31, 2016, the Company had net capital, as defined, of $308,955 which was $303,955 in excess of its required net capital, which is the greater of $5,000 or 6-2/3 percent of its aggregate indebtedness.

Note 4: Related Party Transactions

As discussed in Note 1, the Company derives all of its income from the sale of direct participation of oil and gas programs for Tidal. Pursuant to this agreement, the Company receives commissions equal to 15 percent of the total cost of the program units sold by brokers of the Company. Additionally, Tidal pays the majority of all operating expenses including rent, office supplies and utilities, which amounted to approximately $548,800 for the year ended December 31, 2016. During 2016, Tidal reimbursed administrative salaries and other administrative costs totaling $56,569. This reimbursement is included as a reduction to salaries, commissions and benefits.

Note 5: Concentration of Credit Risk

The Company maintains its cash balances at high credit quality financial institutions. At various times throughout the year ended December 31, 2016, the Company had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Note 6: Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7: Subsequent Events

Subsequent events have been evaluated for potential recognition and disclosure through February 27, 2017, which is the date the financial statements were issued.

Supplementary Information

The Tidal Group, Inc.
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Total Stockholder's Equity From Statement of Financial Condition	$	367,929
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Shareholder's Equity Qualified for Net Capital Add		367,929
Liabilities subordinated to the claims of general creditors allowable in computation of net capital		-
Other allowable credits, deferred taxes		-
Total capital and allowable subordinated liabilities		367,929
Deductions and/or Charges		
Total non-allowable assets from statement of financial condition		58,974
Net Capital	$	308,955
Computation of Basic Net Capital Requirement:		
Minimum net capital required (6-2/3 percent of aggregate indebtedness)	$	287
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	303,955
Excess net capital at 1000% (net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement)	$	302,955
Total aggregate indebtedness	$	4,307
Ratio of aggregate indebtedness to net capital		.014 to 1

There are no material differences in the amounts presented above and the amounts included in the Company's unaudited FOCUS Report as of December 31, 2016.

The Tidal Group, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2016

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(i) thereof.